Exhibit 3.3
STATE OF DELAWARE
CERTIFICATE OF CHANGE OF REGISTERED AGENT AND/OR REGISTERED OFFICE

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.    The name of the corporation is REMITLY GLOBAL, INC.

2.    The Registered Office of the corporation in the State of Delaware is changed to
251 Little Falls Drive (street), in the City of Wilmington, DE , County of New Castle Zip Code 19808. The name of the Registered Agent at such address upon whom process against this Corporation may be served is Corporation Service Company.

3.    The foregoing change to the registered office/agent was adopted by a resolution of the Board of Directors of the corporation.

By: Isl Cameron Cohen
Authorized Officer

Name: Cameron Cohen
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